UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 3, 2020

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP GROUP PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

BHP GROUP PLC and BHP GROUP LIMITED

Notification and public disclosure of transactions by

Persons Discharging Managerial Responsibilities

1	Details of the person discharging managerial responsibilities / persons closely associated

a)	Name	David Lamont

2	Reason for the notification

a)	Position/status	PDMR (Chief Financial Officer)

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	BHP Group Plc

b)	LEI	549300C116EOWV835768

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.

a)	Description of the financial instrument, type of instrument Identification code

Performance Shares (ordinary shares in BHP Group Limited) under the Long Term Incentive Plan, and Performance Shares (ordinary shares in BHP Group Limited) under the Executive Incentive Plan.

Identification code: N/A

b)	Nature of the transaction

1.  The award of 68,572 Performance Shares (ordinary shares of BHP Group Limited) under the Long Term Incentive Plan, with vesting subject to satisfaction of relevant service and performance conditions.

2.  The award of 77,000 Performance Shares (ordinary shares of BHP Group Limited) under the Executive Incentive Plan, with vesting subject to satisfaction of relevant service and performance conditions.

c)	Price(s) and volume(s)		Price(s)	Volume(s)

		1.	Nil	68,572

		2.	Nil	77,000

d)	Aggregated information - Aggregated volume - Price	N/A

e)	Date of the transaction	1. 2020-12-01 2. 2020-12-01

f)	Place of the transaction	1. Outside a trading venue 2. Outside a trading venue

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited and BHP Group Plc

Date: December 3, 2020	By:	/s/ Geof Stapledon
	Name:	Geof Stapledon
	Title:	Group Company Secretary